Exhibit 107

Calculation of Filing Fee Tables

SC TO-T

(Form Type)

Jounce Therapeutics, Inc.

(Name of Subject Company – Issuer)

Concentra Merger Sub, Inc.

(Names of Filing Persons — Offeror)

Concentra Biosciences, LLC

(Names of Filing Persons — Parent of Offeror)

Table 1: Transaction Valuation

	Transaction Valuation*	Fee Rate	Amount of Filing Fee**

Fees to Be Paid	$97,121,553.45	0.00011020	$10,702.80

Fees Previously Paid	$0.00		$0.00

Total Transaction Valuation	$97,121,553.45

Total Fees Due for Filing			$10,702.80

Total Fees Previously Paid			$0.00

Total Fee Offsets			$0.00

Net Fee Due			$10,702.80

*

The transaction valuation is estimated for purposes of calculating the amount of the filing fee only. The transaction valuation was estimated by multiplying (i) 52,498,137 issued and outstanding shares of common stock of Jounce Therapeutics, Inc. (“Jounce”) to be acquired by Concentra Merger Sub, Inc., par value $0.001 per share (the “Shares”), which is based on information provided by Jounce as of April 4, 2023; and (ii) $1.85, the average of the high and low sales prices per Share on March 31, 2023, as reported by the Nasdaq Stock Market LLC (which, for the purposes of calculating the filing fee only, shall be deemed to be the Reference Price).

**

The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2023 beginning on October 1, 2022, issued on August 26, 2022, by multiplying the transaction valuation by 0.00011020.